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EXHIBIT 99.2

Management's Discussion and Analysis for the second quarter ended June 30, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS
July 24, 2012

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2012, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2011 and Suncor's MD&A for the year ended December 31, 2011 (the 2011 annual MD&A).

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2012 (the 2011 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	6
2.	Second Quarter Highlights	8
3.	Suncor Overview	9
4.	Consolidated Financial Information	11
5.	Segment Results and Analysis	17
6.	Capital Investment Update	33
7.	Financial Condition and Liquidity	35
8.	Quarterly Financial Data	38
9.	Other Items	40
10.	Non-GAAP Financial Measures Advisory	42
11.	Forward-Looking Information	46

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which itself is within the framework of International Financial Reporting Standards (IFRS).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP

             Suncor Energy Inc.
 006    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q2	Three months ended June 30
YTD	Six months ended June 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canada Select
SCO	Synthetic crude oil
NYMEX	New York Mercantile Exchange

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other issues described within the Forward-Looking Information section of this MD&A. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2011 annual MD&A, which section is herein incorporated by reference.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    007

and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

2. SECOND QUARTER HIGHLIGHTS

•
Second quarter financial results.

•
Consolidated net earnings for the second quarter of 2012 were $333 million, compared to $562 million for the second quarter of 2011.

•
Operating earnings (1) for the second quarter of 2012 were $1.258 billion, compared to $980 million for the second quarter of 2011. Operating earnings were higher due primarily to increased production volumes in the upstream, combined with increased refinery margins and throughputs in the downstream, partially offset by lower upstream price realizations.

•
Cash flow from operations (1) was $2.344 billion for the second quarter of 2012, compared to $1.982 billion for the second quarter of 2011.

•
ROCE (1) (excluding major projects in progress) for the twelve months ended June 30, 2012 improved to 14.3%, compared to 11.1% for the twelve months ended June 30, 2011.

•
Net debt at June 30, 2012 was $5.624 billion, compared to $6.976 billion at December 31, 2011.

•
Suncor's integrated model reduces impact of market volatility.  Suncor produced strong operating earnings and cash flow from operations despite widening price discounts for Oil Sands production relative to WTI, largely because of the company's integration with Refining and Marketing assets, and excellent reliability from refining assets highlighted by Western North America refineries running at full capacity in the quarter.

•
Ramp up of production from new well pads at Firebag on schedule.  Bitumen production from the company's Firebag operations averaged 95,800 bbls/d in the second quarter of 2012, compared to 83,600 bbls/d in the first quarter of 2012 and 56,400 bbls/d in the second quarter of 2011. Production was also higher due to output from nine infill wells, which was processed at new central processing facilities that have excess capacity during the Stage 3 ramp up.

•
TROTM operations underway.  Suncor has completed its tailings management (TROTM) water transfer project. New infrastructure completed includes pipe, pumphouses and fluid transfer barges that will continually pump tailings water to a sand placement area, where the company's TROTM technology enables the tailings to separate and dry out, allowing for more rapid reclamation activities to occur.

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 008    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
East Coast off-station maintenance programs underway.  The Floating Production, Storage and Offloading (FPSO) vessels for both Terra Nova and White Rose were disconnected and transported to docking facilities for planned maintenance. Production is expected to resume in the third quarter of 2012 for White Rose and in the fourth quarter of 2012 for Terra Nova. Both maintenance programs are currently on schedule.

•
Syrian assets impaired.  The company recorded impairment charges and write-offs of $694 million against its assets in Syria. Due to the deteriorating situation in Syria, the company is not certain if or when it will be able to resume operations, which were suspended late in 2011 when the company declared force majeure under its contractual obligations.

•
Suncor continues its share repurchase program.  Since announcing its initial share repurchase program in the third quarter of 2011, Suncor has repurchased over 46 million of its common shares and returned $1.372 billion to shareholders. During the second quarter of 2012, the company repurchased $549 million of Suncor common shares.

3. SUNCOR OVERVIEW

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. The company has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in northeast Alberta, recovers bitumen from mining and in situ operations and upgrades the majority of this production into refinery feedstock, diesel fuel and byproducts. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading and in situ assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, two integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as TROTM assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities and cogeneration units. The majority of In Situ production is upgraded by Oil Sands Base; however, the company's marketing plan includes sales of bitumen when marketing conditions are favourable or as operating conditions at Oil Sands Base require.

•
Oil Sands Ventures assets include the company's interests in significant growth projects, including two where Suncor is the operator – the Fort Hills mining (40.8%) and the Voyageur upgrader (51%) projects, and one where Total E&P Canada Ltd. (Total E&P) is the operator – the Joslyn North mining project (36.75%). Oil Sands Ventures also includes the company's 12% interest in the Syncrude oil sands mining and upgrading joint venture.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    009

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore operations in North America, Libya and Syria.

•
East Coast Canada operations include Suncor's 37.675% working interest in Terra Nova, for which Suncor is the operator. Suncor also holds a 20% interest in the Hibernia base project and a 19.5% interest in the Hibernia Southern Extension Unit (HSEU), a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions, and a 22.729% interest in Hebron, all of which are operated by other companies.

•
International operations include Suncor's 29.89% working interest in Buzzard and a 26.69% interest in the Golden Eagle Area Development (Golden Eagle) in the U.K. portion of the North Sea, both of which are operated by another company. Suncor also holds interests in several licences offshore the U.K. and Norway. Suncor owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in the Ash Shaer and Cherrife areas in Syria. Suncor also owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya.

Due to recent unrest in Syria, the company has declared force majeure under its contractual obligations, and operations in Syria have been suspended indefinitely.

•
North America Onshore operations include Suncor's interests in a number of natural gas and conventional crude oil assets, primarily in Western Canada.

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Product Supply operations refine crude oil into a broad range of petroleum and petrochemical products. Eastern North America operations include refineries located in Montreal, Quebec and Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures, blends and markets products worldwide. Western North America operations include refineries located in Edmonton, Alberta and Commerce City, Colorado. Other Refining and Product Supply assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products and lubricants to retail, commercial and industrial customers through a combination of company-owned, branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include six operating wind power projects and the St. Clair ethanol plant in Ontario.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, refined petroleum products and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Group Eliminations. Intersegment activity includes the sale of feedstock by the Oil Sands and Exploration and Production segments to the Refining and

             Suncor Energy Inc.
 010    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

  Marketing segment, the sale of fuels and lubricants by the Refining and Marketing segment to the Oil Sands segment, the sale of ethanol by the Renewable Energy business to the Refining and Marketing segment, and the provision of insurance for a portion of the company's operations by the Corporate captive insurance entity.

4. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Net earnings (loss)
Oil Sands	356	371	963	976
Exploration and Production	(430)	(212)	(98)	(398)
Refining and Marketing	499	313	973	940
Corporate, Energy Trading and Eliminations	(92)	90	(48)	72

Total	333	562	1 790	1 590

Operating earnings (loss) (1)
Oil Sands	426	371	1 033	1 065
Exploration and Production	287	260	619	597
Refining and Marketing	514	313	988	940
Corporate, Energy Trading and Eliminations	31	36	(53)	(144)

Total	1 258	980	2 587	2 458

Cash flow from (used in) operations (1)
Oil Sands	943	733	2 061	1 870
Exploration and Production	656	682	1 333	1 265
Refining and Marketing	708	500	1 449	1 429
Corporate, Energy Trading and Eliminations	37	67	(73)	(189)

Total	2 344	1 982	4 770	4 375

Operating Highlights

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Production volumes by segment
Oil Sands (mbbls/d)	337.8	277.2	339.5	318.6
Exploration and Production (mboe/d)	204.6	182.8	212.7	211.5

Total	542.4	460.0	552.2	530.1

Production mix
Crude oil and liquids / natural gas (%)	91/9	84/16	91/9	86/14

Average price realizations by segment
Oil Sands ($/bbl)	79.70	93.16	86.07	87.82
Exploration and Production ($/boe)	82.25	79.37	87.19	78.81

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    011

Net Earnings

Suncor's net earnings for the second quarter of 2012 were $333 million, compared to $562 million for the second quarter of 2011. Suncor's net earnings for the first six months of 2012 were $1.790 billion, compared to $1.590 billion for the first six months of 2011. Net earnings were primarily affected by the same factors that influenced operating earnings, which are described subsequently in this section of the MD&A. Other items affecting changes in net earnings over the first six months of 2012, compared with the first six months of 2011, included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $143 million for the second quarter of 2012 and $15 million for the first six months of 2012. The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated long-term debt was $54 million for the second quarter of 2011 and $216 million for the first six months of 2011.

•
In the second quarter of 2012, the company recorded after-tax impairment charges and write-offs of $694 million against assets pertaining to the company's operations in Syria, which were suspended in December 2011 due to political unrest and sanctions against the country. Further detail on these adjustments is provided in the Segment Results and Analysis – Exploration and Production section of this MD&A. In the second quarter of 2011, the company recorded after-tax impairment charges of $514 million against assets in Libya, due to unrest and sanctions in that country in 2011 that resulted in the shut in of all production for most of 2011.

•
The Province of Ontario budget was approved on June 20, 2012, freezing the general corporate income tax rate at 11.5%, instead of the planned reduction to 10% by 2014 that was previously substantively enacted. As a result, the company adjusted its deferred income tax balances to remove the impacts of the tax rate reductions, leading to a one-time negative adjustment to net earnings of $88 million in the second quarter of 2012.

•
In the first quarter of 2011, the U.K. government announced an increase in the tax rate on oil and gas profits in the North Sea that increased the statutory tax rate on Suncor's earnings in the U.K. from 50% to 59.3% in 2011 and 62% in future years. As a result, the company revalued its deferred income tax balances, resulting in an increase to deferred income tax expense of $442 million in the first quarter of 2011.

•
During the second quarter of 2011, the company divested non-core Exploration and Production assets, resulting in after-tax gains on disposal of $42 million. For the first six months of 2011, after-tax losses on disposals consisted of $39 million for Exploration and Production assets and $89 million for the partial disposition of interests in the Voyageur upgrader and Fort Hills mining projects.

             Suncor Energy Inc.
 012    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

Consolidated Operating Earnings Reconciliation (1)

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Net earnings as reported	333	562	1 790	1 590
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	143	(54)	15	(216)
Impairments and write-offs	694	514	694	514
Impact of income tax rate adjustments on deferred income taxes	88	—	88	442
(Gain) loss on significant disposals	—	(42)	—	128

Operating earnings	1 258	980	2 587	2 458

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Calculated based on production volumes for the Oil Sands and Exploration and Production segments and sales volumes for the Refining and Marketing segment.

(3)
Includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor for upstream assets based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, operating, selling and general expense, and project start-up costs.

(6)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    013

Suncor's consolidated operating earnings for the second quarter of 2012 were $1.258 billion, compared to $980 million for the second quarter of 2011. Positive factors impacting operating earnings in the second quarter of 2012, compared to the second quarter of 2011, included:

•
Production volumes for the Oil Sands segment increased to 337,800 bbls/d from 277,200 bbls/d, due primarily to the significant planned maintenance event that occurred at the company's Upgrader 2 facilities in the second quarter of 2011 and the ramp up of production for the Firebag Stage 3 expansion in the second quarter of 2012.

•
Production volumes for the Exploration and Production segment increased to 204,600 boe/d from 182,800 boe/d, primarily due to the restart of operations in Libya and improved reliability at Buzzard, partially offset by the ongoing suspension of the company's operations in Syria as a result of political unrest and international sanctions and the start of off-station maintenance programs for Terra Nova and White Rose.

•
Refinery utilization averaged 94% in the second quarter of 2012, compared to 84% in the second quarter of 2011. Three of the company's four refineries had planned maintenance events in the prior year quarter. Higher refinery utilization resulted in a larger margin for sales of refined products through the company's Marketing operations.

•
Refining margins were higher in the second quarter of 2012, primarily due to higher crack spreads and lower feedstock costs for Canadian-based crude, which was trading at wider discounts relative to WTI. This increase was partially offset by the negative impact of a decreasing crude price environment in the second quarter of 2012, compared to an increasing crude price environment that benefited the second quarter of 2011. In a decreasing crude price environment, inventories produced during periods of higher feedstock costs are sold and replaced with inventories purchased at relatively lower feedstock costs.

•
In the second quarter of 2012, earnings included margins from the sale of inventories from East Coast Canada, which were drawn down as a result of a decrease in production due to the off-station maintenance programs.

•
Financing Expense and Other Income was favourable in the second quarter of 2012, due primarily to operational foreign exchange gains in Exploration and Production and higher earnings from Energy Trading activities.

The positive factors noted above were partially offset by the following:

•
Average price realizations for crude oil production from the Oil Sands segment were lower in the second quarter of 2012, reflecting lower average benchmark prices, wider discounts relative to WTI for Canadian-based production and wider light/heavy differentials. Within the Exploration and Production segment, average price realizations for East Coast Canada, Buzzard and North America Onshore production were lower, reflecting lower benchmark prices.

•
Royalties were higher in the second quarter of 2012, due mainly to the resumption of production from Libya. This increase was partially offset by lower royalties for Oil Sands, due mainly to lower bitumen prices used to determine royalties for the company's Oil Sands mining operations.

•
Operating expenses were higher in the second quarter of 2012, due primarily to additional activities in the current quarter associated with the drilling rig fire in B.C. that occurred in the first quarter of 2012, and a decrease in the recovery of share-based compensation expense that reflected a smaller decrease in the company's common share price over the second quarter of 2012, compared with the second quarter of 2011. The impact on the company's operating segments of the $41 million after-tax recovery of share-based compensation expense for the second quarter of 2012 was $13 million for Corporate, Energy Trading and Eliminations; $16 million for Oil Sands; $9 million for Refining and Marketing; and $3 million for Exploration and Production. The second quarter of 2011 included a $68 million after-tax recovery of share-based compensation expense.

•
DD&A was higher in the second quarter of 2012, due mainly to recently commissioned Oil Sands assets pertaining to the Firebag Stage 3 expansion and the TROTM infrastructure project, and costs capitalized as part of the planned maintenance event in the second quarter of 2011.

             Suncor Energy Inc.
 014    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor's consolidated operating earnings were $2.587 billion for the first six months of 2012, compared to $2.458 billion for the first six months of 2011, and increased primarily due to higher upstream production volumes and higher refining margins, partially offset by higher royalties for Libya and higher DD&A for Oil Sands.

Cash Flow from Operations

Consolidated cash flow from operations was $2.344 billion for the second quarter of 2012, compared to $1.982 billion for the second quarter of 2011. The increase was due primarily to higher upstream production volumes and higher refining margins and throughputs, partially offset by lower average price realizations, higher royalties and higher operating expenses.

Consolidated cash flow from operations was $4.770 billion for the first six months of 2012, compared to $4.375 billion for the first six months of 2011. The increase was due primarily to higher upstream production volumes and average price realizations, partially offset by higher royalties.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of Suncor's operations.

		Average for three months ended June 30		Average for six months ended June 30
		2012	2011	2012	2011

WTI crude oil at Cushing	US$/bbl	93.50	102.55	98.20	98.35
Dated Brent crude oil at Sullom Voe	US$/bbl	108.90	117.30	113.65	111.15
Dated Brent/Maya crude oil FOB price differential	US$/bbl	9.85	14.05	9.65	14.85
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	84.45	103.85	88.65	96.15
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	22.90	17.65	22.15	20.25
Condensate at Edmonton	US$/bbl	99.40	112.40	104.70	105.40
Natural gas (Alberta spot) at AECO	Cdn$/mcf	1.85	3.75	2.15	3.80
New York Harbor 3-2-1 crack (1)	US$/bbl	31.95	29.25	28.90	24.35
Chicago 3-2-1 crack (1)	US$/bbl	27.85	29.70	23.35	23.10
Portland 3-2-1 crack (1)	US$/bbl	37.90	29.35	32.80	25.40
Gulf Coast 3-2-1 crack (1)	US$/bbl	29.30	27.30	27.35	22.90
Exchange rate	US$/Cdn$	0.99	1.03	0.99	1.02
Exchange rate (end of period)	US$/Cdn$	0.98	1.04	0.98	1.04

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by changes in the price for WTI at Cushing, and are also influenced by the supply and demand of sweet SCO from Western Canada. The average WTI price for the second quarter of 2012 decreased to US$93.50/bbl, compared to US$102.55/bbl for the second quarter of 2011. The WTI price decreased from US$105/bbl at the beginning of the second quarter of 2012 to US$80/bbl at the end of the quarter.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by changes to various crude benchmarks, including, but not limited to, Canadian par crude at Edmonton and WCS at Hardisty, but which can also be affected by circumstances underlying spot sales required to manage inventory levels. Prices for Canadian par crude at

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    015

Edmonton for the second quarter of 2012 also decreased, averaging $84.45/bbl, compared to $103.85/bbl for the second quarter of 2011.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems to customers. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton). Diluent is sourced primarily from the company's own upgrading and refining facilities; however, purchases of diluent from third parties may be required when the company experiences operational outages. Bitumen price realizations can also be affected by bitumen quality and spot sales to manage inventory levels. In the second quarter of 2012, average price realizations for bitumen sales were lower than those realized in the second quarter of 2011, primarily due to the increase in the differential between WTI and WCS and higher spot sales resulting from lower upgrader availability.

Price realizations for Suncor's crude sales basket relative to common benchmark crudes are also influenced by the demands of our refinery customers and distribution constraints on pipeline systems. During the second quarter of 2012, prices for Canadian par crude at Edmonton decreased approximately $10/bbl more than WTI and traded at a discount to WTI, compared with a small premium in the second quarter of 2011. In addition, the light/heavy differential for Canadian-based crudes (WTI less WCS) increased by US$5.25/bbl, compared with the second quarter of 2011. As a result, the overall average price realization for Suncor's Oil Sands production was WTI less $15.78/bbl (excluding Syncrude) for the second quarter of 2012, compared to WTI less $8.68/bbl for the second quarter of 2011. Suncor's integration with inland refineries in the Refining and Marketing segment is recovering much of the impact from widening crude price differentials through lower feedstock costs.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. The average price for Brent crude for the second quarter of 2012 was US$108.90/bbl, compared to US$117.30/bbl for the second quarter of 2011. The average premium for Brent crude compared to WTI was higher, averaging US$20.15/bbl for the second quarter of 2012, compared to $14.75/bbl for the second quarter of 2011.

Suncor's price realizations for North America Onshore natural gas production are primarily referenced to Alberta spot at AECO. The average AECO benchmark decreased to $1.85/mcf for the second quarter of 2012, from $3.75/mcf for the second quarter of 2011.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour crude differentials, which indicate when more complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery because these benchmarks are calculated based on WTI. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and markets for refined products unique to that refinery's supply orbit. In the second quarter of 2012, crack spreads were higher than those from the second quarter of 2011 in most of the major markets into which Suncor sells refined products. Crack spreads were significantly higher for West Coast markets, where Suncor derives approximately 15% of its refining and marketing sales volumes. Prices for refined products reflected the higher priced Brent crude feedstock of coastal North American markets, which continued to positively benefit Suncor's inland refineries (Sarnia, Edmonton and Commerce City).

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities.

Conversely, many of Suncor's assets and liabilities, notably most of the company's long-term debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the Canadian dollars required to settle U.S. dollar denominated obligations.

             Suncor Energy Inc.
 016    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Gross revenues	2 508	2 723	5 725	5 614
Less: Royalties	(77)	(161)	(357)	(284)

Operating revenues, net of royalties	2 431	2 562	5 368	5 330

Net earnings	356	371	963	976

Operating earnings (1)
Oil Sands	400	269	938	891
Oil Sands Ventures	26	102	95	174

	426	371	1 033	1 065

Cash flow from operations (1)	943	733	2 061	1 870

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

For the second quarter of 2012, Oil Sands segment net earnings were $356 million and operating earnings were $426 million, compared with net and operating earnings of $371 million for the second quarter of 2011. Net earnings for the second quarter of 2012 included a deferred tax adjustment of $70 million related to an income tax rate change.

Oil Sands operations contributed $400 million to operating earnings, while Oil Sands Ventures contributed $26 million. The increase in operating earnings for Oil Sands operations compared with the second quarter of 2011 was due primarily to higher production than the prior year quarter, which included a significant planned maintenance event, and lower royalties, partially offset by lower average price realizations and higher DD&A. The decrease in operating earnings for Oil Sands Ventures reflected lower production from Syncrude, due mainly to the two-month planned maintenance event for a coker unit, and lower average price realizations.

Cash flow from operations for the Oil Sands segment for the second quarter of 2012 was $943 million, compared to $733 million for the second quarter of 2011, and increased mainly due to higher production volumes and lower royalties, partially offset by lower average price realizations.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Net earnings as reported	356	371	963	976
Impact of income tax rate adjustments on deferred income taxes	70	—	70	—
Loss on significant disposals	—	—	—	89

Operating earnings (1)	426	371	1 033	1 065

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    017

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Production Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, operating, selling and general expense, and project start-up costs.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Production Volumes (1)

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2012	2011	2012	2011

Upgraded product (sweet SCO, sour SCO and diesel)	253.9	209.5	263.6	253.1
Non-upgraded bitumen	55.3	33.9	43.9	29.4

Oil Sands	309.2	243.4	307.5	282.5
Oil Sands Ventures – Syncrude	28.6	33.8	32.0	36.1

Total	337.8	277.2	339.5	318.6

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is upgraded or sold directly to customers. Yields of SCO and diesel from Suncor's upgrading processes are approximately 79% of bitumen feedstock input. See also the Bitumen Production table presented below.

Production volumes for Oil Sands operations averaged 309,200 bbls/d in the second quarter of 2012. In the second quarter of 2011, production volumes for Oil Sands operations averaged 243,400 bbls/d, primarily due to a six-week planned maintenance event at Upgrader 2 completed during the quarter.

Upgrader 2 was successfully restarted in early April following the operational issue with the fractionator late in the first quarter of 2012. Subsequent to the restart, minor unplanned upgrader maintenance constrained primary upgrading capacity slightly in May and June, resulting in lower output of sour SCO. Consequently, production of upgraded product averaged 253,900 bbls/d, which was lower than production of 273,100 bbls/d in the first quarter of 2012. However, the company was able to offset this decrease through higher production of non-upgraded bitumen, supported by higher

             Suncor Energy Inc.
 018    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com diluent purchases from the Edmonton refinery to facilitate transportation on pipelines. Bitumen production averaged 55,300 bbls/d in the second quarter of 2012, compared to 33,900 bbls/d in the second quarter of 2011, and increased primarily due to the ramp up of production from the Firebag Stage 3 expansion and lower upgrader availability.

Suncor's share of Syncrude production and sales decreased to 28,600 bbls/d in the second quarter of 2012 from 33,800 bbls/d in the second quarter of 2011. The decrease in production was primarily due to a two-month planned maintenance event for one of Syncrude's three coker units. This coker unit was restarted in early July.

Bitumen Production

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Oil Sands Base
Bitumen production (mbbls/d)	244.5	215.9	253.1	265.2
Bitumen ore mined (thousands of tonnes per day)	391.7	326.7	402.0	398.8
Bitumen ore grade quality (bbl/tonne)	0.62	0.66	0.63	0.66

In Situ
Bitumen production – Firebag (mbbls/d)	95.8	56.4	89.7	55.8
Bitumen production – MacKay River (mbbls/d)	32.0	29.4	31.5	30.7

Total In Situ bitumen production	127.8	85.8	121.2	86.5

Steam-to-oil ratio – Firebag	3.4	3.7	3.5	3.5
Steam-to-oil ratio – MacKay River	2.3	2.0	2.3	2.1

Oil Sands Base bitumen production from mining and extraction activities associated with the Millennium and North Steepbank mining areas averaged 244,500 bbls/d in the second quarter of 2012. Mining output was reduced in the quarter to coincide with lower upgrader availability, providing the opportunity to shift some mining activities to overburden removal and advance planned maintenance on extraction facilities. The company continues to mine through an area of lower bitumen ore grade quality at the Millennium mine face, which the company expects to encounter into the fourth quarter of 2012.

In Situ bitumen production volumes averaged 127,800 bbls/d, increasing from 114,600 bbls/d in the first quarter of 2012 and from 85,800 bbls/d in the second quarter of 2011.

The ramp up of production from new well pads at the Firebag Stage 3 expansion is proceeding in line with expectations. Average production from Firebag increased to 95,800 bbls/d from 83,600 bbls/d in the first quarter of 2012 and 56,400 bbls/d in the second quarter of 2011. Production is also higher due to output from nine infill wells, which is processed at new central processing facilities that have excess capacity during the Stage 3 ramp up. Production for the second quarter of 2012 also included the impacts of a four-week planned maintenance event for Stage 1 central processing facilities. The impact of the planned maintenance event was tempered by the integrated nature of the entire Firebag complex, as fluids from Stage 1 wells were processed at new central processing facilities that have excess capacity during the Stage 3 ramp up.

Average production from MacKay River increased to 32,000 bbls/d in the second quarter of 2012. In the second quarter of 2011, production averaged 29,400 bbls/d, primarily due to the replacement of a transformer in the cogeneration unit as part of scheduled maintenance activities.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    019

Sales Volumes and Mix

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Oil Sands sales volumes (mbbls/d)
Sweet – sweet SCO and diesel	125.9	62.0	124.1	90.6
Sour – sour SCO and bitumen	167.6	180.8	189.0	193.7

	293.5	242.8	313.1	284.3

Oil Sands sweet/sour sales mix (%)	43/57	26/74	40/60	32/68

Sales volumes for Oil Sands operations averaged 293,500 bbls/d in the second quarter of 2012. Sales of sweet SCO and diesel were higher than the second quarter of 2011, due primarily to the planned maintenance event at Upgrader 2 and unplanned maintenance on secondary upgrading units at Upgrader 1 during the second quarter of 2011. Sales of sour SCO were lower in the second quarter of 2012 primarily due to minor unplanned maintenance and the subsequent rebuilding of inventories following the restart of Upgrader 2 in April. Sales of bitumen were higher in the second quarter of 2012 primarily due to higher output from In Situ assets and lower upgrader availability.

Price Realizations

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2012	2011	2012	2011

Oil Sands
Sweet SCO and diesel	93.80	110.17	99.72	99.43
Sour SCO and bitumen	67.26	83.82	75.57	79.76
Crude sales basket (all products)	78.64	90.56	85.13	86.01
Crude sales basket, relative to WTI	(15.79)	(8.68)	(13.63)	(10.05)

Oil Sands Ventures
Syncrude – sweet SCO	90.61	111.86	95.15	102.03
Syncrude, relative to WTI	(3.82)	12.62	(3.61)	5.97

Average price realizations for sales from Oil Sands operations decreased to $78.64/bbl in the second quarter of 2012 from $90.56/bbl in the second quarter of 2011, due mainly to lower benchmark prices for crude oil and lower production volumes at the beginning of the quarter when benchmark prices were significantly higher. In the second quarter of 2012, sweet SCO from Oil Sands operations and Syncrude sold at a small discount relative to WTI whereas, in the second quarter of 2011, sweet SCO sold at a large premium relative to WTI. The average price realization for Oil Sands operations relative to WTI was WTI less $15.79/bbl, compared with WTI less $8.68/bbl in the second quarter of 2011. This decrease is due mainly to a higher proportion of bitumen sales and wider price discounts for light and heavy Canadian crudes relative to WTI in the second quarter of 2012.

Royalties

Royalties for the Oil Sands segment were lower in the second quarter of 2012 than in the same period in 2011. The decrease was mainly due to lower crude benchmark prices for WCS and WTI that influence the company's regulated bitumen valuation methodology used to determine royalties for mining properties, partially offset by higher bitumen production from Firebag.

             Suncor Energy Inc.
 020    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Inventory

During the second quarter of 2012, Suncor rebuilt inventories to normal operating levels that preceded the Upgrader 2 outage in the first quarter of the year. Building inventory defers the sale of current production to subsequent quarters.

Expenses and Other Factors

Operating expenses for the second quarter of 2012 were consistent with operating expenses for the second quarter of 2011.

•
Total cash operating costs for Oil Sands operations increased slightly to $1.096 billion in the second quarter of 2012 from $1.076 billion in the second quarter of 2011. Similar to first quarter results, total cash operating costs were higher at In Situ operations, due mainly to larger operations associated with the Firebag Stage 3 expansion, partially offset by lower natural gas costs. Cash operating costs for Oil Sands Base were lower than the prior year quarter, due mainly to lower maintenance expenses and efficiencies associated with mining the North Steepbank area, partially offset by higher overburden removal costs and the impact of lower bitumen ore grade quality.

•
Operating expenses at Syncrude were higher in the second quarter of 2012 than in the second quarter of 2011, due primarily to higher maintenance costs associated with the planned maintenance event, and higher mine production costs, partially offset by lower purchased energy costs.

•
Project start-up costs were lower in the second quarter of 2012 than in the second quarter of 2011, due primarily to start-up activity in 2011 related to the Firebag Stage 3 expansion, which was substantially complete by the first quarter of 2012. Project start-up activity for the Firebag Stage 4 expansion is expected to increase in the second half of 2012.

•
Pre-tax safe mode costs related to the deferral and subsequent remobilization of certain growth projects after the economic downturn in late 2008 and early 2009 were $24 million in the second quarter of 2012, compared to $28 million in the second quarter of 2011. For 2012, the company anticipates that safe mode costs will largely consist of the costs to assess and remediate Voyageur upgrader assets coming out of safe mode and the costs of remobilizing equipment and personnel.

DD&A expense for the second quarter of 2012 was higher than in the same period of 2011, due mainly to a larger asset base that is the result of recently commissioned assets pertaining to the Firebag Stage 3 expansion and the TROTM infrastructure project, and costs capitalized as part of the planned maintenance event in the second quarter of 2011.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    021

Cash Operating Costs Reconciliation (1)(2)

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Operating, selling and general expense	1 174	1 253	2 691	2 573
Syncrude operating, selling and general expense	(141)	(125)	(252)	(258)
Non-production costs (3)	(10)	(53)	(133)	(177)
Other (4)	73	1	(154)	(34)

Cash operating costs	1 096	1 076	2 152	2 104
Cash operating costs ($/bbl)	39.00	48.40	38.55	41.05

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Effective with the first quarter of 2012, the calculation of cash operating costs has been revised to better reflect the ongoing cash costs of production, and prior period figures have been re-determined. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(4)
Other includes the impacts of changes in inventory valuation and a reduction for operating revenues associated with excess power from cogeneration units.

Cash operating costs per barrel for Oil Sands operations averaged $39.00/bbl in the second quarter of 2012, compared to $48.40/bbl in the second quarter of 2011, and were lower primarily due to the impact of the previous year's planned maintenance event on production volumes, and efficiencies in mining operations in this quarter associated with mining the North Steepbank area. Cash operating costs per barrel for In Situ were lower, due mainly to higher production volumes and lower natural gas costs.

Cash operating costs per barrel for Oil Sands operations averaged $38.55/bbl for the first six months of 2012, which is in line with the company's expectations despite the outage at Upgrader 2 in March and April. Cash operating costs per barrel for Oil Sands operations averaged $41.05/bbl for the first six months of 2011.

Results for the First Six Months of 2012

Oil Sands segment net earnings for the first six months of 2012 were $963 million, compared to $976 million for the first six months of 2011. Net earnings for the first six months of 2012 included a $70 million deferred tax adjustment related to an income tax rate change. Net earnings for the first six months of 2011 included an after-tax loss of $89 million on the sale of partial interests in the Voyageur upgrader and Fort Hills mining projects.

Oil Sands segment operating earnings for the first six months of 2012 were $1.033 billion, compared to $1.065 billion for the first six months of 2011, and were lower due primarily to higher DD&A and lower average price realizations, partially offset by higher production volumes.

Cash flow from operations for the first six months of 2012 was $2.061 billion, compared to $1.870 billion for the first six months of 2011. The increase in cash flow from operations was mainly due to higher production volumes, partially offset by lower average price realizations.

Planned Maintenance Events

The company expects to complete routine planned maintenance at Upgrader 2, including secondary upgrading units, and at mining extraction facilities and MacKay River central processing facilities over the end of the third quarter and the start of the fourth quarter of 2012. The impact of planned maintenance has been factored into Suncor's production forecasts.

             Suncor Energy Inc.
 022    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Gross revenues	1 805	1 523	3 767	3 338
Less: Royalties	(392)	(297)	(870)	(729)

Operating revenues, net of royalties	1 413	1 226	2 897	2 609

Net loss	(430)	(212)	(98)	(398)

Operating earnings (loss) (1)
East Coast Canada	163	161	327	298
International	186	110	381	325
North America Onshore	(62)	(11)	(89)	(26)

	287	260	619	597

Cash flow from operations (1)	656	682	1 333	1 265

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production incurred a net loss of $430 million for the second quarter of 2012, compared with a net loss of $212 million for the second quarter of 2011. The loss in the second quarter of 2012 included impairment and write-off charges of $694 million (net of income taxes of $nil) on assets pertaining to the company's operations in Syria, and a deferred tax adjustment of $23 million related to an income tax rate change. The net loss in the second quarter of 2011 included impairment charges of $514 million (net of income taxes of $nil) on assets in Libya, partially offset by after-tax gains of $42 million on disposal of non-core assets.

Exploration and Production operating earnings were $287 million for the second quarter of 2012, compared to $260 million for the second quarter of 2011. Operating earnings of $163 million for East Coast Canada were consistent with the same quarter last year as the impact of lower production resulting from the start of planned maintenance programs was offset by sales of inventories. Operating earnings of $186 million for International were higher, reflecting higher production volumes from Libya and Buzzard. The operating loss of $62 million for North America Onshore was larger than the second quarter of 2011, and increased due mainly to lower average price realizations, lower production volumes and costs associated with a fire that occurred on a drilling rig in B.C. in the first quarter of 2012.

Cash flow from operations for the Exploration and Production segment was $656 million for the second quarter of 2012, compared to $682 million for the second quarter of 2011, and decreased primarily due to the write-off of receivables in Syria, partially offset by the factors that increased operating earnings.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    023

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Net loss as reported	(430)	(212)	(98)	(398)
Impairments and write-offs	694	514	694	514
(Gain) loss on significant disposals	—	(42)	—	39
Impact of income tax rate adjustments on deferred income taxes	23	—	23	442

Operating earnings (1)	287	260	619	597

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Production Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense and operating, selling and general expense.

(5)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

             Suncor Energy Inc.
 024    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Production Volumes

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Production (mboe/d)	204.6	182.8	212.7	211.5
East Coast Canada (mbbls/d)	49.8	65.0	57.6	65.0
International (mboe/d)	100.6	50.8	98.3	78.8
North America Onshore (mmcfe/d)	325	402	341	406

Production mix (liquids/gas) (%)	76/24	59/41	75/25	64/36
East Coast Canada	100/0	100/0	100/0	100/0
International	99/1	73/27	99/1	82/18
North America Onshore	9/91	8/92	10/90	8/92

For East Coast Canada, production averaged 49,800 bbls/d in the second quarter of 2012, decreasing from 65,000 bbls/d in the second quarter of 2011, due primarily to the start of significant planned maintenance programs.

•
Production from Terra Nova averaged 13,300 bbls/d, and decreased from 14,400 bbls/d in the same quarter last year. The dockside maintenance program to replace the FPSO water-injection swivel and carry out other routine planned maintenance initiatives commenced in early June. The program is scheduled to run for 21 weeks, during which time the company will also replace subsea infrastructure.

•
Production from White Rose averaged 5,500 bbls/d, and decreased from 18,500 bbls/d in the same quarter last year. The White Rose FPSO was disconnected early in May, beginning the 18-week planned off-station maintenance program to improve the propulsion system, in addition to other routine planned maintenance activities.

•
Production from Hibernia averaged 31,000 bbls/d and decreased slightly from 32,100 bbls/d in the same quarter last year. Natural declines from older wells are largely offsetting production increases from ongoing development drilling.

For International, production averaged 100,600 boe/d in the second quarter of 2012, compared to 50,800 boe/d in the second quarter of 2011.

•
Production from Libya averaged 42,700 bbls/d. Production has been brought back on-stream from all fields subsequent to the shut in of production beginning in March 2011 due to political unrest. There was no production from Libya in the second quarter of 2011.

•
Production from Buzzard averaged 57,900 boe/d, reflecting improved reliability and steady production levels throughout the quarter. Production in the same period of 2011 averaged 32,700 boe/d, and was lower due mainly to unplanned outages and curtailments.

•
In December 2011, the company declared force majeure under its contractual obligations in Syria due to political unrest and international sanctions affecting that country. As a result, the company recorded no production from Syria for the first six months of 2012. In the second quarter of 2011, production from Syrian assets averaged 18,100 boe/d.

For North America Onshore, production averaged 325 mmcfe/d in the second quarter of 2012, compared to 402 mmcfe/d in the second quarter of 2011.

•
The second quarter of 2011 included incremental production of approximately 23 mmcfe/d — from fields in southwest Alberta and northeast B.C. — that was shut in during the first six months of 2012 in response to low natural gas prices and the closure of a third-party gas processing facility.

•
During 2011, the company divested non-core assets that contributed incremental production of approximately 20 mmcfe/d to the second quarter of 2011.

•
Production from remaining properties decreased primarily due to natural declines in reservoir performance.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    025

Price Realizations

	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2012	2011	2012	2011

Exploration and Production	82.25	79.37	87.19	78.81
East Coast Canada ($/bbl)	104.25	112.19	114.50	108.12
International ($/boe)	105.84	105.47	110.09	98.94
North America Onshore ($/mcfe)	3.14	4.90	3.44	4.71

Average price realizations for East Coast Canada and Buzzard in the second quarter of 2012 were lower than the second quarter of 2011, due primarily to lower benchmark prices for crude oil. Other International price realizations increased relative to the prior year quarter, as the second quarter of 2012 included crude oil sales from Libya and the second quarter of 2011 included natural gas sales from Syria. Price realizations for North America Onshore were lower, mainly due to lower benchmark prices for natural gas.

Royalties

Royalties for Exploration and Production were higher in the second quarter of 2012, compared with the same period in 2011, due primarily to higher production from Libya, partially offset by the lower production from East Coast Canada, Syria, and North America Onshore.

Inventory

Earnings from the second quarter of 2012 included a drawdown of East Coast Canada inventories produced in prior periods, due to the planned maintenance programs for Terra Nova and White Rose.

Expenses and Other Factors

Operating expenses were higher in the second quarter of 2012 than in the second quarter of 2011, primarily due to expenses associated with a drilling rig fire in B.C. and the planned maintenance programs for Terra Nova and White Rose, partially offset by the suspension of operations in Syria.

In March 2012, while drilling a natural gas well in B.C., a fire occurred on the drilling rig. The fire was brought under control in early April, and the well was capped late in the second quarter. For the first six months of 2012, operating expenses associated with the containment and monitoring of this well totalled approximately $45 million before tax. The company is in the process of preparing an insurance claim to mitigate losses from this incident.

DD&A and exploration expenses were higher in the second quarter of 2012 than in the second quarter of 2011. During the second quarter of 2012, the company wrote off $61 million of capital and exploration expenditures ($13 million after tax) associated with the second appraisal well for the Beta discovery. Drilling commenced and was substantially completed during the quarter; however, the exploration well was dry. Activities to plug and abandon this well were completed in the third quarter. The company will continue to evaluate the Beta discovery with the planned acquisition of new seismic data and further appraisal drilling over 2013 and 2014.

Financing Expense and Other Income was favourable, primarily due to foreign exchange gains resulting from the impact of the strengthening U.S. dollar on the revaluation of U.S. dollar cash balances to euros and pounds sterling.

             Suncor Energy Inc.
 026    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Update on Libya

The company has exited force majeure under its contractual obligations, including with respect to exploration activities. Suncor is currently assessing its ability to restart exploration activities in the second half of 2012. In July, Suncor remitted to the Libya National Oil Corporation (NOC) a US$200 million payment for a prior commitment relating to the six EPSAs entered into by Petro-Canada in 2008. Suncor remains engaged with the NOC and with its joint venture partner as production continues to be restored and stabilized. The company continues to monitor the situation in Libya, including reactions to recent elections and the potential impact on the company's ongoing assessment of asset impairment.

Impairment and Write-Off of Syrian Assets

As a result of the political unrest that began in Syria in the latter half of 2011 and ensuing international sanctions, Suncor declared force majeure under its contractual obligations and suspended operations in the country in December 2011. Since this time, the company's prospects for resuming operations in Syria have not improved. Suncor estimated the net recoverable value of its assets in Syria based on a revised assessment of expected future net cash flows over a range of possible outcomes. Based on this assessment, the company recorded impairment charges of $604 million against property, plant and equipment and a write-off of $23 million for other current assets in the second quarter of 2012. These impairments and write-offs were recorded as part of depreciation, depletion, amortization and impairment expense. For further information on the impairment process, see the Other Items – Critical Accounting Estimates section of this MD&A.

In addition, the company recorded a write-off of $67 million for accounts receivable. Prior to the introduction of sanctions, Suncor stopped receiving payment for production and recorded a provision for approximately half of its receivables balance in the fourth quarter of 2011. The write-off in the second quarter of 2012 includes a provision for the remainder of these receivables. This write-off was recorded as part of operating, selling and general expense.

All impairments and write-offs pertaining to assets in Syria are net of income taxes of $nil. After these impairments and write-offs, the carrying value of Suncor's net assets in Syria as at June 30, 2012 was approximately $250 million. Suncor's operations in Syria represented approximately 3% of the company's consolidated net earnings and 3% of the company's cash flow from operations in 2011.

As part of its normal course of operations, Suncor carries risk mitigation instruments for which up to $300 million can apply to its assets in Syria.

Results for the First Six Months of 2012

The net loss for Exploration and Production for the first six months of 2012 was $98 million, compared to a net loss of $398 million for the first six months of 2011. Net earnings for the first six months of 2012 included impairment and write-offs of $694 million for assets in Syria. Net earnings for the 2011 period included impairments of $514 million for assets in Libya and a deferred income tax adjustment of $442 million pertaining to an increase in the U.K. supplementary charge on oil and gas profits in the North Sea.

Operating earnings for Exploration and Production for the first six months of 2012 were $619 million, compared to $597 million for the first six months of 2011. Operating earnings were higher primarily due to higher production volumes from Buzzard and Libya, and higher average price realizations for crude oil, partially offset by lower production volumes in Syria, higher royalties in Libya and costs associated with the drilling rig fire in B.C.

Cash flow from operations was $1.333 billion for the first six months of 2012, compared to $1.265 billion for the first six months of 2011. The increase was primarily due to the same factors affecting operating earnings, and the timing of tax recoveries related to exploration activities in Norway, partially offset by the write-off of receivables in Syria.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    027

Planned Maintenance Events

At Buzzard, a planned maintenance event is scheduled to begin in early September 2012 and extend into the middle of October. At Hibernia, a three-week planned maintenance event is scheduled for the third quarter of 2012.

REFINING AND MARKETING

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Operating revenues	6 587	6 370	12 987	12 209

Net earnings	499	313	973	940

Operating earnings (1)(2)
Refining and Product Supply	436	235	832	794
Marketing	78	78	156	146

	514	313	988	940

Cash flow from operations (1)	708	500	1 449	1 429

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
The company has reclassified the prior year operating earnings split between Refining and Product Supply and Marketing to conform to the current year presentation. Total operating earnings are unchanged.

For the second quarter of 2012, Refining and Marketing net earnings were $499 million and operating earnings were $514 million, compared with net and operating earnings of $313 million for the second quarter of 2011. In the second quarter of 2012, net earnings included a deferred income tax adjustment of $15 million related to an income tax rate change.

Refining and Product Supply activities contributed $436 million to operating earnings in the second quarter of 2012, which was higher than in the same period in the prior year, due mainly to higher refinery margins and throughputs, and lower feedstock costs, which reflected price discounts and wider light/heavy differentials for Canadian-based crude. Marketing activities contributed $78 million to operating earnings in the second quarter of 2012, which was consistent with the same period in the prior year.

Refining and Marketing cash flow from operations was $708 million for the second quarter of 2012, compared to $500 million for the second quarter of 2011, and increased primarily due to the same factors that affected operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Net earnings as reported	499	313	973	940
Impact of income tax rate adjustments on deferred income taxes	15	—	15	—

Operating earnings (1)	514	313	988	940

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 028    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
The Operating Expense factor includes transportation expense and operating, selling and general expense.

(3)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Volumes

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Refined product sales (thousands of m3/d)
Gasoline	41.0	39.5	39.8	38.8
Distillate	29.5	29.0	29.6	30.0
Other	17.0	13.7	14.4	13.2

	87.5	82.2	83.8	82.0

Crude oil processed (thousands of m3/d)
Eastern North America	30.6	31.9	30.5	32.5
Western North America	37.3	27.0	36.9	31.1

Refinery utilization (1)(2) (%)
Eastern North America	87	94	86	95
Western North America	101	75	100	86

(1)
Effective January 1, 2012, the company upwardly revised the nameplate capacity of the Montreal refinery from 130,000 bbls/d to 137,000 bbls/d and the nameplate capacity of the Commerce City refinery from 93,000 bbls/d to 98,000 bbls/d. Prior year utilization rates have not been recalculated and reflect the lower nameplate capacities.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Total sales of refined petroleum products averaged 87,500 m3/d in the second quarter of 2012, compared to 82,200 m3/d in the second quarter of 2011. Demand for gasoline in Western Canada and Colorado improved compared with the second quarter of 2011. Demand for distillate in Western Canada remained strong, but decreased in Eastern Canada.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    029

Crude oil processed by Eastern North America refineries averaged 30,600 m3/d in the second quarter of 2012, and decreased from 31,900 m3/d in the second quarter of 2011. This decrease across the two refineries was due primarily to the unplanned outage of a crude unit at the Sarnia refinery in the second quarter of 2012, and the impacts of the unplanned outage at the Oil Sands Upgrader 2 facilities late in the first quarter of 2012 that reduced the availability of crude feedstock for the Sarnia refinery. Crude oil processed by Western North America refineries averaged 37,300 m3/d and increased from 27,000 m3/d in the prior year quarter, primarily due to planned maintenance activities at both the Edmonton and Commerce City refineries in the second quarter of 2011. Refineries in Western North America ran at full capacity for the second quarter of 2012.

Prices and Margins

Prices and margins for refined products were higher in the second quarter of 2012 than in the second quarter of 2011, reflecting higher refining crack spreads and lower crude feedstock costs, partially offset by the inventory valuation impact of a decreasing crude price environment.

•
Crack spreads for the second quarter of 2012 were consistent or higher than crack spreads from the second quarter of 2011 across all regions into which the company sells refined products.

•
Crude feedstock costs decreased relative to WTI primarily because of price discounts for Canadian-based crude and wider light/heavy differentials for sour SCO and blended bitumen.

•
The impact on earnings pertaining to the decreasing crude price and Canadian crude price discount environments decreased after-tax earnings by approximately $135 million in the second quarter of 2012, whereas the impact on earnings pertaining to the increasing crude price environment increased after-tax earnings by approximately $63 million in the second quarter of 2011 – a total after-tax difference of $198 million between the quarters.

Retail and wholesale margins for the second quarter of 2012 were consistent with margins for the second quarter of 2011.

Expenses and Other Factors

Operating expenses for the second quarter of 2012 were largely consistent with those from the second quarter of 2011, except for the impact of an insurance premium reduction on prior year expenses.

Results for the First Six Months of 2012

For the first six months of 2012, Refining and Marketing segment net earnings were $973 million and operating earnings were $988 million, compared with net and operating earnings of $940 million for the first six months of 2011. The increase in earnings was due primarily to higher crack spreads and lower crude feedstock costs. The impact on earnings pertaining to the decreasing crude price and Canadian crude price discount environments decreased after-tax earnings by approximately $128 million for the first six months of 2012, whereas the impact on earnings pertaining to the increasing crude price environment increased after-tax earnings by approximately $248 million for the first six months of 2011 – a total after-tax difference of $376 million between years.

Cash flow from operations was $1.449 billion for the first six months of 2012, compared to $1.429 billion for the first six months of 2011, and increased primarily due to the same factors that influenced operating earnings.

             Suncor Energy Inc.
 030    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Net (loss) earnings	(92)	90	(48)	72

Operating earnings (loss) (1)
Renewable Energy	19	23	34	38
Energy Trading	47	29	99	68
Corporate	(62)	(26)	(195)	(215)
Group Eliminations	27	10	9	(35)

	31	36	(53)	(144)

Cash flow from (used in) operations (1)	37	67	(73)	(189)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

The net loss for Corporate, Energy Trading and Eliminations in the second quarter of 2012 was $92 million, compared with net earnings of $90 million in the second quarter of 2011. In the second quarter of 2012, the Canadian dollar weakened in relation to the U.S. dollar, with the US$/Cdn$ exchange rate decreasing from 1.00 to 0.98 and resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $143 million. The net loss in the second quarter of 2012 also included a deferred tax reduction of $20 million related to an income tax rate change. In the second quarter of 2011, the Canadian dollar strengthened in relation to the U.S. dollar as the exchange rate increased from 1.03 to 1.04, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $54 million.

Operating Earnings

Operating earnings for Corporate, Energy Trading and Eliminations in the second quarter of 2012 were $31 million, compared to $36 million in the second quarter of 2011.

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Net (loss) earnings	(92)	90	(48)	72
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	143	(54)	15	(216)
Impact of income tax rate adjustments on deferred income taxes	(20)	—	(20)	—

Operating earnings (loss) (1)	31	36	(53)	(144)

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    031

Renewable Energy

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Power generation marketed (gigawatt hours)	102	49	243	104
Ethanol production (millions of litres)	96.8	94.4	203.2	176.1

Renewable Energy operating earnings of $19 million in the second quarter of 2012 were lower than operating earnings of $23 million in the second quarter of 2011, due mainly to higher feedstock costs for ethanol production. Total power generation marketed increased to 102 gigawatt hours from 49 gigawatt hours, due mainly to two new wind power projects that commenced operations in 2011 (Wintering Hills in southern Alberta and Kent Breeze in southwest Ontario).

Energy Trading

Energy Trading operating earnings increased to $47 million from $29 million in the prior year quarter, with the increase occurring primarily in Canadian heavy crude trading strategies, whereby heavy crude oil is purchased in Alberta and delivered to markets with more favourable prices.

Corporate

The Corporate operating loss was $62 million in the second quarter of 2012, compared with an operating loss of $26 million in the second quarter of 2011. The increase in operating loss was due mainly to a higher recovery of share-based compensation expense in the second quarter of 2011 and higher DD&A expense in the second quarter of 2012 that reflected the start of depreciation on Suncor's systems integration initiative. The company capitalized 90% of its borrowing costs in the second quarter of 2012 as part of the cost of major development assets and construction projects, compared to 89% in the second quarter of 2011.

Group Eliminations

Group Eliminations included the net recognition of $27 million of after-tax intersegment profit from crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply, which was previously eliminated upon consolidation of Suncor's earnings. Consolidated profits are only realized when the company determines that the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2011, the company recognized $10 million of net after-tax intersegment profit that was previously eliminated.

Results for the First Six Months of 2012

The net loss for Corporate, Energy Trading and Eliminations for the first six months of 2012 was $48 million, compared with net earnings of $72 million for the first six months of 2011. Over the first six months of 2012, the Canadian dollar weakened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange loss of $15 million on U.S. dollar denominated long-term debt. Over the first six months of 2011, the Canadian dollar strengthened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange gain of $216 million on U.S. dollar denominated long-term debt.

The operating loss for Corporate, Energy Trading and Eliminations for the first six months of 2012 was $53 million, compared with an operating loss of $144 million for the first six months of 2011. The decrease in operating loss was due mainly to widening price discounts for Canadian crude, which increased Energy Trading profits and decreased the amount of intersegment profit eliminated at the end of the second quarter of 2012. In addition, the company capitalized 94% of

             Suncor Energy Inc.
 032    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com its borrowing costs as part of the cost of major development assets and construction projects over the first six months of 2012, compared to 76% over the first six months of 2011.

6. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Oil Sands	1 093	1 521	2 270	2 701
Exploration and Production	315	194	521	422
Refining and Marketing	158	186	247	292
Corporate, Energy Trading and Eliminations	40	40	46	102

Total capital and exploration expenditures	1 606	1 941	3 084	3 517
Less: Capitalized interest (included in above figures)	(148)	(152)	(306)	(252)

	1 458	1 789	2 778	3 265

Capital and Exploration Expenditures by Type (1)(2)(3)

	Three months ended June 30, 2012			Six months ended June 30, 2012
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	509	445	954	1 137	844	1 981
Oil Sands Base	282	66	348	691	91	782
In Situ	143	232	375	322	527	849
Oil Sands Ventures	84	147	231	124	226	350
Exploration and Production	57	258	315	83	436	519
Refining and Marketing	155	1	156	243	1	244
Corporate, Energy Trading and Eliminations	33	—	33	34	—	34

	754	704	1 458	1 497	1 281	2 778

(1)
Capital expenditures in this table exclude capitalized interest.

(2)
Growth capital expenditures include economic capital investments that result in (i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations, or the investment in new facilities or operations that increases overall production; (ii) an addition of new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or (iii) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include investments that (i) ensure compliance or maintain goodwill relations with regulators and other stakeholders; (ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; (iii) deliver existing proved developed reserves for Exploration and Production operations; or (iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing facilities.

In the second quarter of 2012, Suncor spent $1.458 billion on capital for property, plant and equipment and exploration activities, and capitalized $148 million of interest towards major development assets and construction projects. Activity in the second quarter of 2012 included the following.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    033

Oil Sands Base

Oil Sands Base capital expenditures were $348 million, of which $282 million was directed towards sustaining activities. Sustaining capital expenditures related primarily to the company's TROTM initiative, and included $123 million towards the infrastructure project to construct pumping and pipeline facilities for tailings and water transfers across mining operations, and the construction of tailings drying facilities. During the quarter, the company commissioned the TROTM infrastructure project and began operating the assets. Oil Sands Base growth capital focused primarily on the completion of the Millennium Naphtha Unit (MNU). The company expects to start up the MNU project early in the third quarter of 2012.

In Situ

In Situ capital and exploration expenditures were $375 million, of which $232 million was directed towards growth projects. Capital expenditures for the Firebag Stage 4 expansion were $158 million, bringing total project expenditures to date to approximately $1.502 billion. Construction activities are on schedule. The company expects to begin steaming new well pads in the fourth quarter of 2012 and achieve initial production early in the first quarter of 2013. In Situ sustaining capital expenditures of $143 million were directed primarily to the design, engineering, procurement and construction of well pads that will maintain existing production levels from MacKay River and Firebag in future years.

Oil Sands Ventures

Suncor's share of capital expenditures for the Syncrude joint venture was $84 million, which included $10 million for mine train replacement at the Mildred Lake mine and the equipment relocation at the Aurora mine.

Oil Sands Ventures growth capital expenditures were $147 million. The Voyageur upgrader project is focusing on validating project scope, developing the project execution plan, engineering and progressing site preparation. The Fort Hills mining project is focusing on completing design engineering, progressing with site preparation and procuring long-lead items. The Joslyn North mining project (operated by Total E&P), which is in the earliest stage of development of the three projects, is focusing on design engineering and site preparation. The company intends to present a development plan in 2013 for each of the projects to Suncor's Board of Directors for a sanctioning decision. The development of each of these projects is also subject to approval by the joint venture owners of the respective project.

Other Capital and Exploration Expenditures

The Exploration and Production segment spent $315 million on capital and exploration expenditures, of which $258 million was directed towards growth and exploration. Growth spending included $62 million for the Golden Eagle Area Development that continued to focus on detailed engineering and construction of topsides and platform jackets. Other growth capital included development drilling for East Coast Canada and engineering and construction site preparation for the Hebron project. During the quarter, the company participated in three offshore exploration wells that commenced drilling: the second appraisal well for the Beta discovery and a well for the PL 477 licence, known as Cooper, both offshore Norway; and a well in the North Terrace area of the Buzzard field offshore the U.K. Sustaining capital focused on the planned maintenance programs at Terra Nova and White Rose.

The Canada-Newfoundland and Labrador Offshore Petroleum Board approved the Hebron Development Application. Suncor expects that project sanction decisions from the joint venture owners of the Hebron project should be finalized in late 2012 or in early 2013.

Refining and Marketing spent $158 million on capital expenditures. During the quarter, the project to reduce benzene content in gasoline production at the Commerce City refinery was completed on schedule and under budget.

             Suncor Energy Inc.
 034    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

7. FINANCIAL CONDITION AND LIQUIDITY

Indicators

Twelve months ended June 30	2012	2011

Return on capital employed (1) (%)
Excluding major projects in progress	14.3	11.1
Including major projects in progress	10.9	8.1

Net debt to cash flow from operations (2) (times)	0.6	1.0

Interest coverage on long-term debt (times)
Earnings basis (3)	11.3	10.2
Cash flow from operations basis (2)(4)	17.8	14.2

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

Capital Resources

Suncor's management believes the company will have the capital resources to fund its planned 2012 capital spending program and meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2012, available committed credit facilities, issuing commercial paper and issuing long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

Due primarily to strong cash flow from operations that exceeded capital expenditures, cash and cash equivalents increased $1.363 billion during the first six months of 2012, including the impact of returning $548 million to shareholders as part of the share repurchase program. For the twelve months ended June 30, 2012, the company's net debt to cash flow from operations measure was 0.6 times, which met management's target of less than 2.0 times. Unutilized lines of credit at June 30, 2012 were $4.793 billion, compared to $4.428 billion at December 31, 2011.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    035

Change in Net Debt

Three and six months ended June 30 ($ millions)	Q2	YTD

Net debt – Start of period	5 966	6 976
Decrease in net debt	(342)	(1 352)

Net debt – June 30, 2012	5 624	5 624

Decrease in net debt
Cash flow from operations	2 344	4 770
Capital and exploration expenditures and other investments	(1 610)	(3 088)
Proceeds from divestitures, net of costs for acquisitions	6	43
Dividends less proceeds from exercise of share options	(130)	(198)
Purchase of common shares for cancellation, net of option premiums	(548)	(731)
Change in non-cash working capital and other	428	563
Foreign exchange on cash, long-term debt and other balances	(148)	(7)

	342	1 352

At June 30, 2012, Suncor's net debt was $5.624 billion, compared to $6.976 billion at December 31, 2011. Over the first six months of 2012, net debt decreased by $1.352 billion, largely due to cash flow from operations that exceeded capital and exploration expenditures, partially offset by share repurchases.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 60% of its total debt plus shareholders' equity. At June 30, 2012, total debt to total debt plus shareholders' equity was 22% (December 31, 2011 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	June 30 2012	December 31 2011

Short-term debt	765	763
Current portion of long-term debt	12	12
Long-term debt	10 013	10 004

Total debt	10 790	10 779
Less: Cash and cash equivalents	5 166	3 803

Net debt	5 624	6 976

Shareholders' equity	39 192	38 600

Total debt plus shareholders' equity	49 982	49 379

Total debt to total debt plus shareholders' equity (%)	22	22

Short-Term Investments

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment

             Suncor Energy Inc.
 036    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com grade debt ratings. As at June 30, 2012, the weighted average term to maturity of the short-term investment portfolio was approximately 43 days.

Common Shares

Outstanding Shares

June 30, 2012 (thousands)

Common shares	1 544 490
Common share options – exercisable and non-exercisable	50 151
Common share options – exercisable	30 954

As at July 20, 2012, the total number of common shares outstanding was 1,545,585,828 and the total number of exercisable and non-exercisable common share options outstanding was 49,967,823. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

During the first quarter of 2012, the company obtained regulatory approval from the Toronto Stock Exchange (TSX) to recommence its Normal Course Issuer Bid (NCIB) under which the company is authorized to purchase for cancellation up to an additional $1.0 billion of Suncor's common shares between February 28, 2012 and September 5, 2012. Pursuant to the NCIB, Suncor has entered into a pre-defined automatic purchase plan with a designated broker to allow for the repurchase of common shares during scheduled and unscheduled share trading blackout periods. Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid by contacting Investor Relations.

During the second quarter of 2012, the company also announced that it had obtained regulatory approval for a program to issue put options on the company's common shares as part of the NCIB. Under this program, Suncor may issue put options to a Canadian financial institution. The put options issued will entitle the purchaser, on the expiry date of the relevant options, to sell to Suncor a specified number of Suncor common shares at a price agreed to on the date the options are issued. Suncor receives a premium from the financial institution for issuing the options.

Pursuant to the NCIB, for the period between February 28, 2012 and September 5, 2012, Suncor will not purchase more than 45,839,791 common shares, including shares acquired by the exercise of put options. The number of put options issued, the exercise prices, expiration dates and premiums received by Suncor are negotiated by Suncor and the purchaser, and will be subject to the NCIB limits determined by the TSX. The actual number of common shares that are otherwise repurchased under the NCIB, and the timing of any such purchases, will be determined by the company. All common shares acquired under the NCIB will be cancelled.

During the second quarter of 2012, the company repurchased 18,759,300 shares at an average price of $29.28 per share, for a total repurchase cost of $549 million. For the first six months of 2012, the company repurchased 24,225,500 common shares at an average price of $30.22 per share, for a total repurchase cost of $732 million. As of July 20, 2012, the company had repurchased an additional 4,690,300 shares at an average price of $29.84 per share, for a total repurchase cost of $140 million, subsequent to the second quarter of 2012.

During the second quarter of 2012, the company received $1.3 million in premiums for issuing 1,250,000 put options, of which 250,000 options expired in June, unexercised. No shares were repurchased through the exercise of put options. As at June 30, 2012, 1,000,000 put options were outstanding with a weighted average exercise price of $27.42 per common share. All options expire before September 5, 2012.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    037

Upon issuing put options, Suncor records a liability equal to the exercise price with an offsetting reduction to shareholders' equity; if the options are not exercised, the liability is reversed back into shareholders' equity. Cash premiums received by Suncor for issuing the put options are recorded as an increase to shareholders' equity and presented in the Consolidated Statements of Cash Flows netted against the cash paid for the purchase of common shares for cancellation. Premiums received by Suncor for issuing put options do not impact the company's earnings.

	Three and six months ended June 30, 2012		Twelve months ended December 31, 2011
	Q2	YTD

Share repurchase activities (thousands of common shares)
Shares repurchased directly	18 759	24 226	17 128
Shares repurchased through exercise of put options	—	—	—

	18 759	24 226	17 128

Share repurchase cost ($ millions)
Repurchase cost	549	732	500
Option premiums received	(1)	(1)	—

	548	731	500

Weighted average repurchase price per share (dollars)	29.28	30.22	29.19

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Conditions and Liquidity section of its 2011 annual MD&A, which section is herein incorporated by reference. Since December 31, 2011, there have been no material changes to amounts presented in the Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements table. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition, results of operations, liquidity or capital expenditures.

8. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings results and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major planned maintenance events, such as the one that occurred at Upgrader 2 in Oil Sands in the second quarter of 2011, and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the first half of 2012, and by changes in commodity prices, refining crack spreads and foreign exchange rates.

             Suncor Energy Inc.
 038    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Financial Summary

Three months ended ($ millions, unless otherwise noted)	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010

Total production (mboe/d)	542.4	562.3	576.5	546.0	460.0	601.3	625.6	635.5
Oil Sands	337.8	341.1	356.8	362.5	277.2	360.6	363.8	338.3
Exploration and Production	204.6	221.2	219.7	183.5	182.8	240.7	261.8	297.2

Revenues and other income
Operating revenues, net of royalties (1)	9 599	9 653	9 906	10 239	9 255	8 943	8 982	7 717
Other income	123	105	60	184	77	132	358	(45)

	9 722	9 758	9 966	10 423	9 332	9 075	9 340	7 672

Net earnings	333	1 457	1 427	1 287	562	1 028	1 286	1 224
per common share – basic (dollars)	0.21	0.93	0.91	0.82	0.36	0.65	0.82	0.78
per common share – diluted (dollars)	0.20	0.93	0.91	0.76	0.31	0.65	0.82	0.78

Operating earnings (2)	1 258	1 329	1 427	1 789	980	1 478	808	617
per common share – basic (2) (dollars)	0.81	0.85	0.91	1.14	0.62	0.94	0.52	0.39

Cash flow from operations (2)	2 344	2 426	2 650	2 721	1 982	2 393	2 132	1 630
per common share – basic (2) (dollars)	1.51	1.55	1.69	1.73	1.26	1.52	1.36	1.04

ROCE (2) (%) for the twelve months ended	14.3	14.8	13.8	13.4	11.1	12.5	11.4	9.3

Common share information (dollars)
Dividend per common share	0.13	0.11	0.11	0.11	0.11	0.10	0.10	0.10
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	29.44	32.59	29.38	26.76	37.80	43.48	38.28	33.50
New York Stock Exchange (US$)	28.95	32.70	28.83	25.44	39.10	44.84	38.29	32.55

(1)
The company has restated 2011 operating revenues to reflect net presentation of certain transactions involving sales and purchases of third-party crude oil production in the Oil Sands segment that were previously presented on a gross basis. See the Other Items – Accounting Policies section of this MD&A.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.

Business Environment

Three months ended (average for the period ended, except as noted)		June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010

WTI crude oil at Cushing	US$/bbl	93.50	102.95	94.05	89.75	102.55	94.10	85.20	76.20
Dated Brent crude oil at Sullom Voe	US$/bbl	108.90	118.35	109.00	113.40	117.30	104.95	86.50	76.85
Dated Brent/Maya FOB price differential	US$/bbl	9.85	9.45	5.55	14.80	14.05	15.65	10.85	9.35
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	84.45	92.80	98.20	92.50	103.85	88.40	80.70	74.90
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	22.90	21.45	10.45	17.65	17.65	22.85	18.10	15.65
Condensate at Edmonton	US$/bbl	99.40	110.00	108.70	101.65	112.40	98.35	85.70	74.50
Natural gas (Alberta spot) at AECO	Cdn$/mcf	1.85	2.50	3.45	3.70	3.75	3.80	3.60	3.50
New York Harbor 3-2-1 crack (1)	US$/bbl	31.95	25.80	22.80	36.45	29.25	19.40	12.20	9.60
Chicago 3-2-1 crack (1)	US$/bbl	27.85	18.80	19.20	33.30	29.70	16.45	9.20	10.15
Portland 3-2-1 crack (1)	US$/bbl	37.90	27.70	26.45	36.50	29.35	21.40	13.50	16.60
Gulf Coast 3-2-1 crack (1)	US$/bbl	29.30	25.45	20.40	33.10	27.30	18.50	8.50	8.60
Exchange rate	US$/Cdn$	0.99	1.00	0.98	1.02	1.03	1.01	0.99	0.96
Exchange rate (end of period)	US$/Cdn$	0.98	1.00	0.98	0.95	1.04	1.03	1.01	0.97

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    039

Significant or Unusual Items Impacting Net Earnings

Net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The second quarter of 2012 included after-tax impairment charges and write-offs of $694 million against assets in Syria, which reflected the shut in of production due to political unrest and international sanctions.

•
The second quarter of 2011 included after-tax impairment charges of $514 million against assets in Libya, which reflected the shut in of production due to political unrest and international sanctions.

•
The first quarter of 2011 included a $442 million adjustment to deferred income tax expense related to an increase in U.K. tax rates on oil and gas profits in the North Sea.

•
As part of its strategic business alignment subsequent to the merger with Petro-Canada, Suncor divested a number of non-core assets in its Exploration and Production segment throughout 2010 and 2011. Decreases in production volumes in 2011 and the second half of 2010 are due in part to the disposition of these assets. The resulting gains and losses on the disposition of these assets had one-time impacts on net earnings in the quarters in which they occurred.

•
The fourth quarter of 2010 included an after-tax gain of $186 million for the redetermination of Suncor's working interests in the Terra Nova oilfield and an after-tax royalty recovery of $93 million with respect to the modification of the bitumen valuation methodology calculation.

9. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2011, which notes are herein incorporated by reference.

During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment, and determined that certain transactions previously recorded on a gross basis should have been reflected through net presentation. These transactions represent volumes exchanged with third parties in corresponding sales and purchase agreements, typically when Oil Sands Base or third-party refinery capacities are constrained. Netted sales transactions do not include any Suncor production volumes. Prior period figures have been reclassified for comparability with the current period presentation. The impact of these reclassifications, which did not affect earnings, is as follows:

	Three and six months ended June 30, 2012
(decrease in $ millions)	Q2	YTD

Gross revenues	(255)	(568)
Purchases of crude oil and products	(255)	(568)

Net earnings	—	—

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate

             Suncor Energy Inc.
 040    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2011 annual MD&A, which section is herein incorporated by reference.

During the second quarter of 2012, the company recorded impairment charges against property, plant and equipment pertaining to its operations in Syria. The carrying values of these assets were adjusted to the company's best estimate of net recoverable value using a value-in-use methodology, which was determined using discounted expected cash flow models under probability-weighted scenarios representing i) resumption of operations in 18 months; ii) resumption of operations in 30 months; and iii) no resumption of operations. Scenarios involving the company resuming operations used the company's best estimate of price realizations for sales of natural gas, crude oil and natural gas liquids under its marketing arrangements, production forecasts based on proved and probable reserves evaluated by external qualified reserves evaluators (Suncor's statement of reserves data and other oil and gas information is presented in the 2011 AIF), and estimates for operating and development expenditures based on Suncor's business plans prior to the suspension of operations. Cash flows were discounted using a risk-adjusted rate of 19%, representing management's best estimate of the ongoing risk involved with operating in Syria. These impairments may be reversed in subsequent periods if and when uncertainties underlying management's assumptions are resolved.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 28 of the audited Consolidated Financial Statements for the year ended December 31, 2011, which note is herein incorporated by reference.

Control Environment

Based on their evaluation as of June 30, 2012, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of June 30, 2012, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) – 15d-15(f)) that occurred during the three-month period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of past unrest in Libya and current events in Syria, Suncor is not able to monitor the status of all of its facilities, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in these countries and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    041

Corporate Guidance

Suncor has updated its 2012 corporate guidance that was previously issued on April 30, 2012. The press release of Suncor dated July 24, 2012, which is also available on www.sedar.com, provides updates to the corporate guidance.

10. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information segment of this MD&A.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding major projects in progress to assess performance of operating assets.

             Suncor Energy Inc.
 042    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

For the twelve months ended June 30 ($ millions, except as noted)		2012	2011

Adjustments to net earnings
Net earnings		4 505	4 104
Add after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt		391	(690)
Interest expense		31	234

	A	4 927	3 648

Capital employed – beginning of twelve-month period
Net debt		7 738	13 319
Shareholders' equity		36 789	32 896

		44 527	46 215

Capital employed – end of twelve-month period
Net debt		5 624	7 738
Shareholders' equity		39 192	36 789

		44 816	44 527

Average capital employed	B	45 263	45 248

ROCE – including major projects in progress (%)	A/B	10.9	8.1

Average capitalized costs related to major projects in progress	C	10 754	12 520

ROCE – excluding major projects in progress (%)	A/(B-C)	14.3	11.1

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    043

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, fluctuations for the timing or payment of offshore feedstock purchases and fuel and income taxes, which management believes reduces comparability between periods.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Net earnings (loss)	356	371	(430)	(212)	499	313	(92)	90	333	562
Adjustments for:
Depreciation, depletion, amortization and impairment	469	334	966	847	112	112	45	17	1 592	1 310
Deferred income taxes	223	140	55	51	112	99	(34)	23	356	313
Accretion of liabilities	29	26	16	18	1	1	—	—	46	45
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	—	—	—	—	—	—	163	(62)	163	(62)
Change in fair value of derivative contracts	2	—	2	—	4	—	44	(21)	52	(21)
Gain on disposal of assets	(3)	(6)	—	(50)	(2)	(4)	—	—	(5)	(60)
Share-based compensation	(25)	(16)	(5)	(3)	(14)	(12)	(20)	(70)	(64)	(101)
Exploration expenses	—	—	58	17	—	—	—	—	58	17
Settlement of decommissioning and restoration liabilities	(79)	(94)	(7)	(6)	(4)	(3)	—	—	(90)	(103)
Other	(29)	(22)	1	20	—	(6)	(69)	90	(97)	82

Cash flow from operations	943	733	656	682	708	500	37	67	2 344	1 982
(Increase) decrease in non-cash working capital	(686)	469	173	185	177	(108)	801	(278)	465	268

Cash flow provided by (used in) operating activities	257	1 202	829	867	885	392	838	(211)	2 809	2 250

             Suncor Energy Inc.
 044    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Net earnings (loss)	963	976	(98)	(398)	973	940	(48)	72	1 790	1 590
Adjustments for:
Depreciation, depletion, amortization and impairment	909	645	1 326	1 201	223	214	81	35	2 539	2 095
Deferred income taxes	436	330	48	304	262	302	(72)	(21)	674	915
Accretion of liabilities	58	44	32	37	2	2	—	—	92	83
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	—	—	—	—	—	—	17	(248)	17	(248)
Change in fair value of derivative contracts	2	—	—	—	2	3	9	(79)	13	(76)
(Gain) loss on disposal of assets	(32)	106	—	96	(4)	(10)	—	(1)	(36)	191
Share-based compensation	(7)	32	(2)	6	(6)	25	(4)	9	(19)	72
Exploration expenses	—	—	59	19	—	—	—	—	59	19
Settlement of decommissioning and restoration liabilities	(232)	(227)	(17)	(9)	(7)	(5)	—	—	(256)	(241)
Other	(36)	(36)	(15)	9	4	(42)	(56)	44	(103)	(25)

Cash flow from (used in) operations	2 061	1 870	1 333	1 265	1 449	1 429	(73)	(189)	4 770	4 375
(Increase) decrease in non-cash working capital	(1 072)	(252)	79	726	(40)	(771)	1 546	690	513	393

Cash flow provided by operating activities	989	1 618	1 412	1 991	1 409	658	1 473	501	5 283	4 768

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for (i) costs pertaining to Syncrude operations; (ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; (iii) excess power generated and sold that is recorded in operating revenue; and (iv) the impacts of changes in

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    045

inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A.

Effective 2012, the calculation of Oil Sands cash operating costs has been updated to better reflect the ongoing cash cost of production, and prior period figures have been re-determined. The cost of natural gas feedstock for secondary upgrading processes, the cost of diluent purchased for transportation of product to markets, and non-cash costs related to the accretion of liabilities for decommissioning and restoration provisions are no longer included in cash operating costs. Certain cash costs relating to safety programs, which were previously considered non-production costs, are now included in cash operating costs. The following table reconciles amounts previously reported to those presented in this MD&A:

	Three months ended June 30, 2011		Six months ended June 30, 2011
	$ millions	$/bbl	$ millions	$/bbl

Cash operating costs, as previously reported	1 134	51.00	2 184	42.60
Elements added to cash operating costs definition:
Safety programs	8		16
Elements removed from cash operating costs definition:
Natural gas feedstock for secondary upgrading processes	(10)		(24)
Accretion of liabilities	(16)		(32)
Purchased diluent	(40)		(40)

Cash operating costs, as restated in this MD&A	1 076	48.40	2 104	41.05

11. FORWARD-LOOKING INFORMATION

The MD&A contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue" and similar expressions.

Forward-looking statements in the MD&A include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including that:

•
The Refining and Marketing segment is expected to recover much of the impact from widening crude price differentials through lower feedstock costs; and

•
The company will encounter an area of lower bitumen ore grade quality at the Millennium mine face into the fourth quarter of 2012.

The anticipated duration and impact of planned maintenance events, including:

•
The company's expectations to complete routine planned maintenance at Upgrader 2, including secondary upgrading units, and mining extraction facilities and MacKay River central processing facilities over the end of the third quarter and the start of the fourth quarter of 2012;

•
Production will resume from Terra Nova in the fourth quarter of 2012, and that the scheduled 21-week maintenance program will include the replacement of the FPSO water injection swivel and subsea infrastructure, and other routine planned maintenance initiatives;

•
Production will resume from White Rose in the third quarter of 2012; and

             Suncor Energy Inc.
 046    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
The planned maintenance event at Buzzard scheduled to begin in early September 2012 and extend into the middle of October, and the three-week planned maintenance event at Hibernia scheduled for the third quarter of 2012.

Suncor's expectations about where future capital expenditures will be directed and the timing for completion of growth and other projects, including that:

•
The steaming of new well pads at the Firebag Stage 4 expansion will begin in the fourth quarter of 2012, and that the company will achieve first production from these well pads early in the first quarter of 2013;

•
Project start-up activity for the Firebag Stage 4 expansion will increase in the second half of 2012;

•
The MNU project will start early in the third quarter of 2012, and will stabilize secondary upgrading capacity and provide flexibility during maintenance activities for secondary upgrading units in future quarters;

•
The joint venture owners of the Hebron project will finalize the project sanction decision late in 2012 or early 2013;

•
The company will continue to evaluate the Beta discovery with the planned acquisition of new seismic data and further appraisal drilling over 2013 and 2014;

•
New well pad construction will maintain existing production levels from MacKay River and Firebag Stages 1 and 2 in future years; and

•
Plans for 2013 to present to Suncor's Board of Directors for sanctioning the development plans for the Voyageur upgrader, Fort Hills mining and Joslyn North mining projects.

Also:

•
The company's assessment of asset impairment in Syria, including the amounts recorded as impairment charges and write-offs in the second quarter of 2012 and the carrying value of such assets as at June 30, 2012;

•
The company's assessment of the situation in Libya, including the amounts recorded as impairment charges in the second quarter of 2011;

•
The company anticipates that safe mode costs in 2012 will largely consist of the costs to assess the condition of the Voyageur upgrader assets coming out of safe mode and the costs of remobilizing equipment and personnel;

•
Management's belief that Suncor will have the capital resources to fund its planned 2012 capital spending program and to meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2012, available committed credit facilities, issuing commercial paper, and issuing long-term notes or debentures, and that, if additional capital is required, adequate additional financing will be available to Suncor in the debt capital markets at commercial terms and rates;

•
Management's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
The company's expectations that the maximum weighted average term to maturity of its short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings; and

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that are reasonably likely to have a future material impact on the company's financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our oil sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance oil sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Fort McMurray and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    047

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, and under the heading Risk Factors in the 2011 annual MD&A, the 2011 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

             Suncor Energy Inc.
 048    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.2